FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Tuesday 5 February 2013, London UK - LSE Announcement

GSK increases stake in its publicly-listed Consumer Healthcare Subsidiary in India to 72.5 percent

GlaxoSmithKline plc (LSE: GSK) announced today that, pursuant to the voluntary open offer undertaken by its subsidiary, GlaxoSmithKline Pte. Ltd, GSK has successfully increased its stake in GlaxoSmithKline Consumer Healthcare Ltd, its publicly-listed Consumer Healthcare subsidiary in India, from 43.2% to 72.5%.

David Redfern, Chief Strategy Officer, GSK said: "We are very pleased with the outcome of this transaction, which will further increase our exposure to a key emerging market. It is a significant vote of confidence in the long-term growth prospects of our Consumer Healthcare business in India."

During the offer period, which commenced on 17 January 2013 and closed on 30 January 2013, shareholders of GlaxoSmithKline Consumer Healthcare Ltd validly tendered 12,319,749 shares representing 29.3% of the total shares outstanding.

The offer of INR 3,900 per share values the transaction at approximately INR 48 billion or £568 million (based on prevailing foreign exchange rates). The final payment for shares tendered and accepted will be completed on or before 13 February 2013, at which point GlaxoSmithKline Pte. Ltd would acquire full beneficial ownership of the shares tendered in the Open Offer.

The open offer was first announced on 26 November 2012 and is being managed by HSBC Securities and Capital Markets (India) Private Limited.

V A Whyte
Company Secretary
5 February 2013

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

India Media enquiries: Genesis Burson-Marsteller	Rohit Moudgill	+91 981 106 2853	(India)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Lucy Budd	+44 (0) 20 8047 2248	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	James Dodwell	+ 44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

India Analyst/Investor enquiries: The Hong Kong and Shanghai Banking Corporation Ltd.	Minari Shah	+91 986 762 2759	(India)

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.  The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions.  Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 05, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc